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[GOODWIN/PROCTER LETTERHEAD]   Robert E. Puopolo          Goodwin Procter LLP
                               617.570.1393               Counsellors at Law
                               rpuopolo@                  Exchange Place
                               goodwinprocter.com         Boston, MA 02109
                                                          T: 617.570.1000
                                                          F: 617.523.1231




August 31, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Pamela A. Long

RE:  METABOLIX, INC.
     REGISTRATION STATEMENT ON FORM S-1 FILED JULY 14, 2006
     FILE NO. 333-135760

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of Metabolix, Inc. (the "COMPANY") in response to comments in the letter dated August 10, 2006 (the "LETTER") from Pamela A. Long of the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") to James J. Barber, Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") that was filed with the Commission on July 14, 2006. Amendment No. 1 to the Registration Statement ("AMENDMENT NO. 1"), including the prospectus contained herein, is being filed on behalf of the Company with the Commission on August 31, 2006.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all page references in the Company's response are to Amendment No. 1 as marked. Copies of this letter and its attachments are being sent under separate cover to Brigitte Lippmann of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.

GENERAL

1. PLEASE INCLUDE ALL INFORMATION THAT IS NOT SUBJECT TO RULE 430A IN THE NEXT AMENDMENT, INCLUDING A BONA FIDE ESTIMATE OF THE RANGE OF THE MAXIMUM OFFERING PRICE FOR THE SHARES

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     AND THE MAXIMUM NUMBER OF SHARES OFFERED. THIS INFORMATION MUST BE INCLUDED
     ON THE PROSPECTUS COVER PAGE, AS WELL AS IN THE BODY OF THE PROSPECTUS. SEE INSTRUCTION 1(A) TO ITEM 501(B)(3) OF REGULATION S-K. WE WILL NEED ADEQUATE TIME TO REVIEW THIS INFORMATION ONCE IT IS PROVIDED. YOU MUST FILE THIS AMENDMENT PRIOR TO CIRCULATING THE PROSPECTUS.

     RESPONSE: The Company advises the Staff that a BONA FIDE estimate of the range of the offering price for the shares will be $9.80 to $11.44, and a BONA FIDE estimate of the range of shares offered, assuming no exercise of the underwriters' over-allotment option, is from 7,653,061 to 6,555,944 shares. Assuming the exercise of the underwriters' over-allotment option, a BONA FIDE estimate of the range of shares offered is 8,801,020 to 7,539,335. In addition, ADM has agreed to purchase $7.5 million of our shares of common stock in a private placement concurrent with this offering at a price per share equal to the price to the public in this offering. The Company confirms that any preliminary prospectus it circulates to prospective investors will include all non-Rule 430A information, including a BONA FIDE estimate of the public offering within that range.

2. ALL EXHIBITS ARE SUBJECT TO OUR REVIEW. ACCORDINGLY, PLEASE FILE OR SUBMIT ALL OF YOUR EXHIBITS WITH YOUR NEXT AMENDMENT, OR AS SOON AS POSSIBLE. PLEASE NOTE THAT WE MAY HAVE COMMENTS ON THE LEGAL OPINION AND OTHER EXHIBITS ONCE THEY ARE FILED. UNDERSTAND THAT WE WILL NEED ADEQUATE TIME TO REVIEW THESE MATERIALS BEFORE ACCELERATING EFFECTIVENESS.

     RESPONSE: The Company advises the Staff that additional exhibits have been filed with Amendment No. 1 and the remainder of the exhibits will be filed as soon as possible. The Company understands that the Staff will need adequate time to review these materials before accelerating effectiveness.

3. PRIOR TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, PLEASE ARRANGE TO HAVE THE NASD CALL US OR PROVIDE US WITH A LETTER INDICATING THAT THE NASD HAS CLEARED THE FILING.

     RESPONSE: The Company advises the Staff that the Company will arrange for the NASD to contact the Staff prior to effectiveness of the Registration Statement to indicate that the NASD has cleared the filing.

4. COMMENTS REGARDING YOUR CONFIDENTIAL TREATMENT REQUEST WILL BE SENT UNDER SEPARATE COVER. PLEASE NOTE THAT WE WILL NOT BE IN A POSITION TO CONSIDER A REQUEST FOR ACCELERATION OF EFFECTIVENESS OF THE REGISTRATION STATEMENT UNTIL WE RESOLVE ALL ISSUES CONCERNING THE CONFIDENTIAL TREATMENT REQUEST.

     RESPONSE: The Company confirms that it will not request acceleration of the effectiveness of the Registration Statement until all issues are resolved concerning the confidential treatment request.

PROSPECTUS COVER PAGE

5.   PLEASE DELETE THE REFERENCE TO "SOLE BOOK-RUNNING MANAGER."

     RESPONSE: The Company advises the Staff that the cover page of the prospectus has been revised in response to the Staff's comment.


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6.   WE NOTE THAT YOUR COVER PAGE CONTAINS INFORMATION THAT IS NOT REQUIRED BY
     ITEM 501 OF REGULATION S-K AND IS NOT KEY TO AN INVESTMENT DECISION. IN THIS REGARD, WE NOTE THE STATEMENT "WHERE NATURE PERFORMS" UNDERNEATH YOUR COMPANY'S NAME AT THE TOP OF THE PAGE. PLEASE REMOVE THIS STATEMENT FROM YOUR COVER PAGE. PLEASE ALSO COMPLY WITH THIS COMMENT ON THE OUTSIDE BACK COVER PAGE OF YOUR PROSPECTUS.

     RESPONSE: The Company advises the Staff that the cover page and outside back cover page of the prospectus have been revised in response to the Staff's comment.

TABLE OF CONTENTS, PAGE I

7. WE NOTE YOUR DISCLOSURE THAT INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. IF YOU INTEND TO USE ANY FREE WRITING PROSPECTUSES, YOU SHOULD CONSIDER REMOVING THIS LANGUAGE WHEN YOU HAVE A
     SECTION 10 PROSPECTUS AVAILABLE, AS YOU WILL BE LIABLE FOR, AND INVESTORS WOULD BE ENTITLED TO RELY UPON, THAT INFORMATION.

     RESPONSE: The Company advises the Staff that page i of the prospectus has been revised in response to the Staff's comment.

PROSPECTUS SUMMARY, PAGE L

8. THE FOREPART OF YOUR PROSPECTUS CONTAINS UNNECESSARY JARGON AND TECHNICAL TERMS. FOR EXAMPLE, THESE WORDS AND PHRASES APPEAR IN THE PROSPECTUS SUMMARY AND THE RISK FACTORS:

          -  MICROBIAL

          -  BIOMASS BIOREFINERY SYSTEM

          -  THERMOFORMING

          -  C3 AND C4 CHEMICALS


     ELIMINATE THE INDUSTRY JARGON FROM THE FOREPART OF YOUR PROSPECTUS. INSTEAD, EXPLAIN THESE CONCEPTS IN SIMPLE, CONCRETE, EVERYDAY LANGUAGE. IN THE REMAINDER OF THE PROSPECTUS, PLACE ANY INDUSTRY TERMS YOU USE IN CONTEXT SO THOSE POTENTIAL INVESTORS WHO DO NOT WORK IN YOUR INDUSTRY CAN EASILY UNDERSTAND THE DISCLOSURE. THE MEANING OF THE TERM SHOULD BE MADE CLEAR AT THE FIRST PLACE THE TERM APPEARS. SEE RULE 421(D)(2)(II) OF REGULATION C.

     RESPONSE: The Company advises the Staff that the prospectus has been revised in response to the Staff's comment.

9. PLEASE REVISE TO BRIEFLY EXPLAIN, WITH MORE DETAIL IN AN APPROPRIATELY CAPTIONED SECTION OF YOUR BUSINESS SECTION, THE GENETIC ENGINEERING YOU ENGAGE IN AND HOW IT RELATES TO YOUR BUSINESS PLATFORMS.

     RESPONSE: The Company advises the Staff that page 2 of the prospectus has been revised in response to the Staff's comment.


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10.  PLEASE ALSO REVISE TO BRIEFLY PROVIDE MORE DETAIL ABOUT SWITCHGRASS. FOR
     EXAMPLE, WITHOUT LIMITATION, BRIEFLY DESCRIBE WHAT SWITCHGRASS IS, WHERE IT GROWS, AND HOW YOU PLAN TO PROCURE IT IN AMOUNTS SUFFICIENT TO CARRY OUT THIS PART OF YOUR BUSINESS PLAN.

     RESPONSE: The Company advises the Staff that page 65 of the prospectus has been revised in response to the Staff's comment. Since the Company's switchgrass program is still in the research and development stage, the Company has not yet determined a commercialization strategy for this program, which would include the business plan for procuring commercial quantities of switchgrass.

11. IN THE FIRST BULLET POINT ON PAGE 3, PLEASE REVISE TO EXPLAIN WHAT YOU MEAN BY "PATENT ESTATE."

     RESPONSE: The Company advises the Staff that page 3 of the prospectus has been revised in response to the Staff's comment.

METABOLIX, INC., PAGE 1

12. PLEASE DISCLOSE IN THE FOREPART OF THIS SECTION THAT SINCE 1992 YOU HAVE BEEN ENGAGED SOLELY IN RESEARCH AND DEVELOPMENTAL ACTIVITIES AND, AS YOU DISCLOSE UNDER RISK FACTORS, YOU CURRENTLY DO NOT PRODUCE COMMERCIAL PRODUCTS AND MAY NOT BE ABLE TO SUCCESSFULLY MANUFACTURE PHA NATURAL PLASTICS AT A COMMERCIAL SCALE IN A TIMELY OR ECONOMICAL MANNER.

     RESPONSE: The Company advises the Staff that page 3 of the prospectus has been revised in response to the Staff's comment.

13. PLEASE ALSO CONSIDER REVISING YOUR GRAPHICS THAT FOLLOW YOUR COVER PAGE IN ORDER TO REMOVE ANY IMPLICATION THAT YOU CURRENTLY PRODUCE NATURAL PLASTICS.

     RESPONSE: The Company advises the Staff that the graphics will be revised in an amendment to the Registration Statement following Amendment No. 1 as the Company's graphic artist needs sufficient time to produce new graphics. The Company currently produces PHA NATURAL PLASTICS for use by customers in commercial products and by potential customers in testing in advance of commercial products by such potential customers. The Company currently produces PHA NATURAL PLASTICS in quantities which it considers to be pilot quantities. The Company's pilot facility has a current capacity of approximately 10 tons per month. The commercial manufacturing facility which is being developed primarily by ADM as part of the Company's strategic alliance is expected to have a capacity of 50,000 tons per year.

14. DISCLOSE THE BASIS FOR YOUR ASSERTION THAT YOU ARE A LEADING BIOTECHNOLOGY COMPANY THAT DEVELOPS AND PLANS TO COMMERCIALIZE ALTERNATIVES TO PETROCHEMICAL BASED PLASTICS. IF YOU FUNDED OR WERE OTHERWISE AFFILIATED WITH ANY OF THE STUDIES OR REPORTS YOU CITE, PLEASE DISCLOSE THIS. OTHERWISE, PLEASE CONFIRM THAT THESE SOURCES ARE WIDELY AVAILABLE TO THE PUBLIC. IF YOU DO NOT HAVE APPROPRIATE INDEPENDENT SUPPORT FOR A STATEMENT, PLEASE REVISE THE LANGUAGE TO MAKE CLEAR THAT THIS IS YOUR BELIEF BASED ON YOUR EXPERIENCE IN THE INDUSTRY, IF TRUE.


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     RESPONSE: The Company has been recognized by third parties for its leadership in metabolic pathway engineering. The Company will supplementally provide the Staff via overnight courier a copy of its supporting materials, including (i) a summary of the 2005 winners of the United States Environmental Protection Agency Presidential Green Chemistry Challenge and (ii) a Frost and Sullivan report on bioplastics, for the assertion that the Company is a leading biotechnology company that develops and plans to commercialize alternatives to petrochemical based plastics. These sources are publicly available. The Company is a pioneer in the development and commercialization of alternatives to petrochemical-based plastics. As the Company states on page 61 of the Registration Statement, while most biotechnology products today involve identifying a single gene to produce one protein, the Company has identified and chromosomally inserted a series of genes to produce several proteins and have done so in such a way that they are expressed in a concerted and harmonious fashion to execute the right reactions at the right times in a reliable way. The Company is not aware of other efforts in this field that have executed metabolic pathway engineering to this level of sophistication and with the level of success that the Company has experienced.

15. CURRENTLY YOU HIGHLIGHT ONLY POSITIVE INFORMATION IN THE SUMMARY. FOR EXAMPLE, YOU DISCUSS PHA NATURAL PLASTICS AND STRATEGIES WITHOUT EXPLAINING ANY DISADVANTAGES OR YOUR HISTORY OF LOSSES. REVISE YOUR SUMMARY TO PRESENT A BALANCED VIEW OF YOUR COMPANY.

     RESPONSE: The Company advises the Staff that page 3 of the prospectus has been revised in response to the Staff's comment.

RISK FACTORS, PAGE 7

16. DELETE THE THIRD SECOND SENTENCE OF THE FIRST PARAGRAPH. ALL MATERIAL RISKS SHOULD BE DESCRIBED IN THE RISK FACTORS SECTION. IF RISKS ARE NOT DEEMED MATERIAL, YOU SHOULD NOT REFERENCE THEM.

     RESPONSE: The Company advises the Staff that page 8 of the prospectus has been revised in response to the Staff's comment.

17. ITEM 503(C) OF REGULATION S-K STATES THAT ISSUERS SHOULD NOT "PRESENT RISK FACTORS THAT COULD APPLY TO ANY ISSUER OR TO ANY OFFERING." THE RISKS YOU DISCLOSE RELATING TO BEING A PUBLIC COMPANY AND DEVELOPING INTERNAL CONTROLS COULD APPLY TO NEARLY ANY ISSUER IN YOUR INDUSTRY AND EVEN IN OTHER INDUSTRIES. IF YOU ELECT TO RETAIN THESE GENERAL RISK FACTORS IN YOUR PROSPECTUS, YOU MUST CLEARLY EXPLAIN HOW THEY APPLY TO YOUR COMPANY OR OFFERING. FOR EXAMPLE, DISCLOSE WHETHER YOU OR YOUR AUDITORS HAVE IDENTIFIED ANY MATERIAL DEFICIENCIES RELATED TO YOUR DISCLOSURE CONTROLS OR INTERNAL CONTROLS.

     RESPONSE: The Company advises the Staff that page 20 of the prospectus has been revised in response to the Staff's comment.

18. PLEASE PROVIDE THE INFORMATION INVESTORS NEED TO ASSESS THE MAGNITUDE OF THE RISKS. FOR EXAMPLE:


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          -  QUANTIFY THE COST OF CONSTRUCTING THE COMMERCIAL MANUFACTURING
             FACILITY AND ANCILLARY FACILITIES UNDER "WE MAY NOT BE ABLE TO
             DEVELOP MANUFACTURING CAPACITY...." ON PAGE 8;

          - QUANTIFY YOUR EXISTING CASH RESOURCES AND ANTICIPATED PAYMENTS FROM YOUR STRATEGIC ALLIANCE WITH ADM UNDER "WE MAY NEED TO SECURE
             ADDITIONAL FUNDING...." ON PAGE 12;

          - DISCLOSE WHETHER ANY MATERIAL PATENT LICENSES ARE DUE TO EXPIRE IN THE NEAR FUTURE UNDER "A SUBSTANTIAL PORTION OF THE TECHNOLOGY USED
             IN OUR BUSINESS ...." ON PAGE 15 AND TELL INVESTORS WHAT YOU MEAN
             BY "A SUBSTANTIAL PORTION;" AND

          - QUANTIFY THE EFFECT THAT THE ADOPTION OF SFAS NO. 123R'S FAIR VALUE METHOD WILL HAVE ON YOUR RESULTS OF OPERATIONS.

     RESPONSE: The Company advises the Staff that the prospectus has been revised in response to the Staff's comment.

19. PLEASE REVISE THROUGHOUT YOUR RISK FACTORS TO REMOVE THE IMPLICATION THAT YOU CURRENTLY HAVE PRODUCTS OR ADVISE US OTHERWISE. FOR EXAMPLE, WITHOUT LIMITATION, REFER TO THE FOLLOWING RISK FACTORS:

          -  PATENT PROTECTION FOR OUR PRODUCTS IS IMPORTANT AND UNCERTAIN, PAGE
             9.

          -  OUR PRODUCTS ARE MADE USING GENETICALLY MODIFIED PRODUCTS, PAGE 16.

          -  WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL BUSINESS, PAGE 18.

     RESPONSE: The Company advises the Staff that the Company currently has products. With respect to the Company's current products, please see our response to comment number 13.

WE MAY NOT BE ABLE TO DEVELOP MANUFACTURING CAPACITY SUFFICIENT TO MEET DEMAND ... , PAGE 8

20. IT APPEARS THAT YOU ARE INCLUDING MULTIPLE RISKS UNDER THIS SUBHEADING. IN THIS REGARD, WE NOTE THAT THE RISK DESCRIBED IN THE FIRST PARAGRAPH OF THIS RISK FACTOR APPEAR TO BE A SIGNIFICANT RISK THAT SHOULD STAND ALONE UNDER ITS OWN EXPLANATORY SUBHEADING. PLEASE REVISE ACCORDINGLY.

     RESPONSE: The Company advises the Staff that page 9 of the prospectus has been revised in response to the Staff's comment.

WE RELY HEAVILY ON ADM ... , PAGE 10

21. PLEASE BREAK OUT THE FIRST SENTENCE INTO BULLET POINTS. PLEASE ALSO APPLY THIS COMMENT TO THE THIRD SENTENCE IN YOUR FIRST RISK FACTOR ON PAGE 23,
     "OUR MANAGEMENT WILL HAVE BROAD DISCRETION ...."

     RESPONSE: The Company advises the Staff that pages 11 and 24 of the prospectus have been revised in response to the Staff's comment.


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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, PAGE 26

22. PLEASE DELETE THE LANGUAGE IN THE LAST PARAGRAPH OF THIS SECTION TO ELIMINATE THE IMPLICATION THAT YOU ARE NOT RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION YOU ELECT TO INCLUDE IN YOUR PROSPECTUS. MAKE SIMILAR CHANGES UNDER MARKET AND INDUSTRY DATA ON PAGE 100.

     RESPONSE: The Company advises the Staff that pages 26 and 101 of the prospectus have been revised in response to the Staff's comment.

USE OF PROCEEDS, PAGE 28

23. PLEASE QUANTIFY AND STATE THE AMOUNT OF NET PROCEEDS YOU ANTICIPATE USING FOR EACH OF THE PURPOSES LISTED.

     RESPONSE: The Company advises the Staff that page 27 of the prospectus has been revised in response to the Staff's comment.

DILUTION, PAGE 30

24. REVISE THE DILUTION TABLE TO INCLUDE THE SHARES UNDERLYING OPTIONS THAT OFFICERS, DIRECTORS AND AFFILIATES HAVE THE RIGHT TO ACQUIRE.

     RESPONSE: The Company advises the Staff that page 29 of the prospectus has been revised in response to the Staff's comment.

25. PLEASE ALSO PROVIDE DILUTION INFORMATION ASSUMING THE UNDERWRITERS EXERCISE THE OVER ALLOTMENT OPTION.

     RESPONSE: The Company advises the Staff that page 29 of the prospectus has been revised in response to the Staff's comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION, PAGE 34

26. PLEASE DESCRIBE THE GRANTS THAT THE U.S. DEPARTMENT OF ENERGY AND THE U.S. DEPARTMENT OF AGRICULTURE HAVE PROVIDED YOU.

     RESPONSE: The Company advises the Staff that page 35 of the prospectus has been revised in response to the Staff's comment.

RESEARCH AND DEVELOPMENT EXPENSES, PAGE 36

27. PLEASE DISCLOSE THE FOLLOWING INFORMATION FOR EACH OF YOUR MAJOR RESEARCH AND DEVELOPMENT PROJECTS:

          -  THE COSTS INCURRED DURING TO DATE FOR THE PROJECT;

          -  THE ANTICIPATED COMPLETION DATES;


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          -  THE RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT
             ON SCHEDULE, AND THE CONSEQUENCES TO OPERATIONS, FINANCIAL POSITION AND LIQUIDITY IF THE PROJECT IS NOT COMPLETED TIMELY; AND FINALLY

          - THE PERIOD IN WHICH MATERIAL NET CASH INFLOWS FROM SIGNIFICANT PROJECTS ARE EXPECTED TO COMMENCE.

     TO THE EXTENT THAT INFORMATION REQUESTED ABOVE IS NOT KNOWN OR ESTIMABLE, DISCLOSE THAT FACT AND THE REASON WHY IT IS NOT KNOWN. PLEASE REFER TO THE CURRENT ISSUES AND RULEMAKING PROJECTS QUARTERLY UPDATE; DIVISION OF CORPORATION FINANCE, MARCH 31, 2001, UNDER SECTION VIII: INDUSTRY SPECIFIC ISSUES ACCOUNTING AND DISCLOSURE BY COMPANIES ENGAGED IN RESEARCH AND DEVELOPMENT ACTIVITIES.

     RESPONSE: The Company advises the Staff that page 36 of the prospectus has been revised in response to the Staff's comment. The Company has not historically tracked its internal historical research and development costs or its personnel and personnel-related costs on a project-by-project basis. The Company does not have many projects, and its programs share a substantial amount of common fixed costs such as facilities, depreciation, utilities and maintenance, which are difficult to allocate.

     The Company cannot predict what it will cost to complete the Company's research and development projects or when they will be completed and commercialized. The timing and cost of any project is dependent upon achieving technical objectives, which are inherently uncertain. In addition, the Company's business strategy contemplates it entering into collaborative arrangements with third parties for one or more of the Company's programs. In the event that third parties assume responsibility for certain research or development activities, the estimated completion dates of those activities will be under the control of the third party rather than with the Company. The Company cannot forecast with any certainty which programs, if any, will be subject to future collaborative arrangements, in whole or in part, and how such arrangements would affect the Company's research and development plans or capital requirements.

     As a result of the uncertainties discussed above, the Company is unable to determine the duration and completion costs of its research and development projects or when and to what extent the Company will receive cash inflows from the commercialization and sale of products. The Company's inability to complete its research and development projects in a timely manner or its failure to enter into collaborative agreements, when appropriate, could significantly increase the Company's capital requirements and could adversely impact its liquidity. These uncertainties could force the Company to seek additional, external sources of financing from time to time in order to continue with its strategy. The Company's inability to raise additional capital, or to do so on terms reasonably acceptable to the Company, would jeopardize the future success of its business.


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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS, PAGE 37

REVENUE RECOGNITION, PAGE 38

28. YOU DEFERRED $2,000,000 IN CASH RECEIVED IN 2005 UNDER A JOINT DEVELOPMENT ARRANGEMENT WITH BP SINCE THESE AMOUNTS WERE APPLICABLE FOR DETERMINING BP'S EQUITY PARTICIPATION IN A POTENTIAL FUTURE JOINT VENTURE. PLEASE EXPLAIN TO US IN FURTHER DETAIL THE NATURE OF THIS TRANSACTION AND CITE FOR US AUTHORITATIVE ACCOUNTING LITERATURE THAT SUPPORTS YOUR ACCOUNTING TREATMENT.

     RESPONSE: The Company advises the Staff that it entered into a joint development agreement with BP in February, 2005 whereby the parties agreed to collaborate with the purpose of conducting a research and development program intended to lead to the development and commercialization of technology for the production of commercially viable quantities of PHA polymers from genetically modified plants and to the extent successful, to provide the parties a basis for future collaboration towards the commercialization of related products. The agreement required BP to fund research conducted by the Company at a rate of $500,000 per quarter for up to 2 years. The purpose of the research was to allow the parties to gather more information in anticipation of negotiating a 50/50 joint venture ("JV") to commercialize PHA products.

     The agreement indicates that these development funds from BP would ultimately be credited to BP as an equity interest in the equally-owned JV in the future. The agreement also contains a provision that states the Company would grant to BP a warrant to purchase shares of its common stock for an amount equal to the amount of money which BP paid to the Company up to a maximum of $2,000,000 if, 30 months following the effective date of the agreement, the Company was not in good faith negotiations to enter into a JV, or if those good faith negotiations did not result in the formation of a JV, BP had not exercised its right to terminate the agreement for no cause, and if the Company had not terminated the agreement due to a breach by BP.

     The agreement also provided specifications to guide the parties in establishing the future terms of the JV including how the equity interests of the parties would be determined and the future profit split of the results of the JV. The financial contributions by BP in the form of development payments would impact the determination of these elements of the future JV. More specifically, the development payments made by BP would be considered a capital contribution to the JV and therefore creditable towards determining their 50% ownership interest in the JV. To the extent the parties contributions to the JV, in the form of cash and "in-kind" contributions, (and therefore their ownership interests) were not equal, then the future profit split of the JV to the parties would be impacted.

     In the Company's evaluation of the accounting for this agreement, the Company recognized the rather unique and complex nature of this agreement and primarily looked to the guidance provided and concepts embedded in SAB104 and EITF 00-21 with respect to the need to fair value all of the elements of the transaction. Ultimately the


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     cash received from BP for the development services is in substance to cover both the development services and the potential issuance of equity in the JV in the future. It was not possible to determine during 2005 what portion of these payments can be ascribed to the revenue-generating activity of providing joint development services and therefore separable from the establishment of ownership interests in the future JV. Furthermore, although not explicitly stated in the agreement, one could infer that it is reasonably possible, given the contemplated effect on the profit split of the JV if the capital contributions of the parties were not equal and the typical method of distributions being based, in part, on capital account balances, that this cash received could be returned to BP at some point in the future.

     In accordance with SAB104 and EITF 00-21, the Company believes revenue recognition was not appropriate at December 31, 2005.

     To a lesser extent, the Company considered the guidance provided in FAS 68. The future JV would be dependent on the success of the joint development efforts of the parties and if these efforts were not successful, then BP would receive value in the form of a warrant for the purchase of the Company's common stock and essentially recover some or all of the economic value they provided to the Company in the form of these development payments. We believed this also supported our conclusion that the amounts should not be recognized as revenue in 2005.

     In summary, the Company concluded it was appropriate to defer the recognition of these payments at December 31, 2005.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 42

29. YOU DISCLOSED THAT YOU EXPECT TO CONTINUE TO MAKE SIGNIFICANT INVESTMENTS IN THE PURCHASE OF PROPERTY AND EQUIPMENT TO SUPPORT YOUR PILOT MANUFACTURING AND OTHER EFFORTS. YOU ALSO DISCLOSED THAT YOU ARE UNABLE TO ESTIMATE THE EXACT AMOUNT OF CAPITAL OUTLAYS. HOWEVER, GIVEN THE MATERIALITY OF THESE CAPITAL EXPENDITURES YOU SHOULD ESTIMATE A RANGE OF ANTICIPATED CAPITAL EXPENDITURES IF PRACTICABLE. PLEASE REFER TO ITEM 303(A)(1)-(2) OF REGULATION S-K.

     RESPONSE: The Company advises the Staff that page 44 of the prospectus has been revised in response to the Staff's comment.

BUSINESS, PAGE 47

30. PLEASE DISCLOSE THE SIGNIFICANT TERMS AND CHARACTERISTICS OF THE ADM AGREEMENTS AND THE MIT LICENSE AGREEMENT, INCLUDING THE VARIOUS ELEMENTS OF PRODUCTS AND SERVICES TO BE DELIVERED BY EACH PARTY, THE CONTRACT PERIOD, PAYMENT TERMS AND AMOUNTS, OBLIGATIONS OF THE PARTIES, EVENTS AND CIRCUMSTANCES THAT TRIGGER MILESTONE PAYMENTS, AND TERMINATION PROVISIONS.


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     RESPONSE: The Company advises the Staff that page 48 of the prospectus has been revised in response to the Staff's comment. A complete description of the ADM agreements is on page 56 and a complete description of the MIT license agreement is on page 57.

31. PLEASE TELL US MORE ABOUT THE BP AMERICA PRODUCTION COMPANY AGREEMENT, SUCH AS WHY THE AGREEMENT WAS TERMINATED. PLEASE PROVIDE US A COPY OF THE JOINT DEVELOPMENT AGREEMENT WITH BP AMERICA. WE MAY HAVE FURTHER COMMENT BASED ON YOUR RESPONSE.

     RESPONSE: The Company advises the Staff that at the time the agreement with BP America Production Company was entered into, BP was one of the largest producers of petrochemicals and plastics in the world. The strategic impetus for the arrangement was driven by their polymers business unit and their interest in developing growth opportunities around innovative technologies. Supporting this interest in the Company was the potential for switchgrass-based PHA technology to be used for energy. After the start of the collaboration, BP underwent a restructuring to spin off its plastics businesses into a new public company that was to be named Innovene. While BP retained the contractual obligations associated with the agreement, it was planned that Innovene would be a significant driver behind an effort to establish a joint venture with the Company. Key supporters of the alliance within BP's organization were transferred to Innovene. Prior to the completion of Innovene's initial public offering, BP elected to sell Innovene to the European polymer producer, Ineos. Ineos' business strategy was very different than BP/Innovene's. As a leveraged acquirer of operating assets, Ineos planned to maximize Innovene's operating cash flow, and investing in research and development activities was inconsistent with that strategy. Ineos informed BP that they did not have an interest in pursuing a joint venture with the Company. Without having a polymer business to partner with the Company, BP's strategic interest in the collaboration declined significantly, and they determined that it was in their best interest to discontinue their financial support for the project and, as a result, BP terminated the agreement with the Company in 2006. We are supplementally providing the Staff with a copy of the BP agreement under separate cover.

INTELLECTUAL PROPERTY, PAGE 67

32. PLEASE CLARIFY HOW MANY OF THE ISSUED PATENTS AND PATENT APPLICATIONS ARE OWNED BY THIRD PARTIES AND LICENSED TO YOU.

     RESPONSE: The Company advises the Staff that page 68 of the prospectus has been revised in response to the Staff's comment.

33. PLEASE CLARIFY HOW MANY PATENTS, APPLICATIONS, AND LICENSES RELATE TO THE TECHNOLOGY IN YOUR CURRENT BUSINESS PLAN.

     RESPONSE: The Company advises the Staff that page 68 of the prospectus has been revised in response to the Staff's comment.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 83

34.  PLEASE FILE THE AGREEMENT WITH TEPHA AS AN EXHIBIT.

     RESPONSE: The Company advises the Staff that the agreements with Tepha have been filed as exhibits with Amendment No. 1 along with a separate request for confidential treatment thereof.

DESCRIPTION OF CAPITAL STOCK, PAGE 89

35. PLEASE REMOVE THE STATEMENT IN THE SECOND SENTENCE OF THE FIRST PARAGRAPH THAT THE DESCRIPTION IS QUALIFIED BY REFERENCE TO YOUR SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS IT IS INCONSISTENT WITH RULE 411 OF REGULATION C.

     RESPONSE: The Company advises the Staff that page 90 of the prospectus has been revised in response to the Staff's comment.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 100

36. PLEASE REVISE THE LAST SENTENCE OF THE FIRST PARAGRAPH THAT INDICATES THAT YOU CURRENTLY FILE EXCHANGE ACT REPORTS WITH THE SEC.

     RESPONSE: The Company advises the Staff that page 101 of the prospectus has been revised in response to the Staff's comment.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-4

37. GIVEN THAT RELATED PARTY REVENUES REPRESENT ALMOST 9% OF REVENUES IN 2005 AND 2004, PLEASE DISCLOSE RELATED PARTY REVENUES ON THE FACE OF YOUR STATEMENTS OF OPERATIONS. PLEASE REFER TO RULE 4-08(K) OF REGULATIONS S-X.

     RESPONSE: The Company advises the Staff that the prospectus has been revised in response to the Staff's comment and the financial statements at page F-4 now include a disclosure of related party revenues on the face of the statement of operations.

38. PLEASE DISCLOSE RESEARCH AND DEVELOPMENT COST OF REVENUE AND GRANT COST OF REVENUES SEPARATELY. PLEASE REFER TO RULE 5.03(B)(2) OF REGULATION S-X.

     RESPONSE: The Company advises the Staff that it does not separately track research and development costs that are specifically attributable to revenue received under research and development contracts with third parties. The Company has ongoing research and development programs which may be partially funded by third parties via joint research and development agreements. The R&D costs specifically associated with these revenues are not separately tracked, rather, combined in the overall development program with other research and development costs which are internally funded.

     All of the Company's government grants are associated with the conduct of certain research and development activities. The Company is reimbursed and records revenues based on its direct costs incurred, and for certain of its programs, for a portion of indirect or overhead related costs. Many of the Company's grants include a reimbursement factor of 50% of certain costs the Company incurs. Due to the contractual terms and protocols surrounding the reimbursement of costs, the Company tracks its direct costs and certain indirect costs associated with the Company's grant programs. The Company does not track costs as a profitability measure, rather, only to support the partial or full reimbursement of certain costs as determined by the provisions of the government grant. The costs the Company tracks are not fully burdened and do not represent the totality of costs associated with the related grant revenues. In addition, there are virtually no costs associated with the Company's license and royalty revenues.

     As such, due to the limitations in the Company's tracking of costs, and because the grant programs are for the Company to recover a portion of its related research and development costs and not to earn a profit or margin on its development services, the Company does not believe it is appropriate to present these costs separately. Based on the above, the Company also does not believe it would be meaningful to the Company's investors and readers of its financial statements.

     Finally, based on the Company's experience, the Company believes its presentation of costs associated with the Company's research programs, some of which may have been reimbursed or recovered through a collaborative contract or government grant, is consistent with industry practice.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

REVENUE RECOGNITION, PAGE F-11

39. YOU DISCLOSE ON PAGE 41 THAT LICENSE FEES AND RELATED ROYALTY PAYMENT REVENUES DECREASED TO $242,000 IN 2005 FROM $392,000 IN 2004 SUBSTANTIALLY DUE TO A CHANGE IN YOUR ASSESSMENT REGARDING THE COLLECTIBILITY OF CERTAIN LICENSE FEES AND ROYALTY PAYMENT DUE FROM A RELATED PARTY. PLEASE TELL US THE FACTORS THAT LED TO YOUR CHANGE IN ACCOUNTING POLICY FOR LICENSE AND ROYALTY PAYMENTS DUE FROM RELATED PARTIES FROM AN ACCRUAL BASIS TO A CASH BASIS. PLEASE ALSO TELL US WHAT PORTION OF SUCH REVENUES RECOGNIZED IN EACH PERIOD PRESENTED HAVE BEEN COLLECTED.

     RESPONSE: Due to a worsening financial condition, uncertainty around regulatory approval for Tepha's first product and the outlook for Tepha's business and the related conclusion the Company formed with respect to the impairment of its investment in Tepha, the Company concluded in the later half of 2005 that the revenue recognition criteria of collectibility being reasonably assured could not be satisfactorily met. Accordingly, a change was needed in the Company's accounting for any license fees and royalty payments from Tepha to a cash basis. Please also refer to the response to comment 45 which gives the details related to the Company's assessment that the carrying value of its investment in Tepha was impaired.

     All amounts presented in the financials during 2003, 2004 and 2005 have been collected.

NOTE 3 - SIGNIFICANT COLLABORATIONS, PAGE F-7

40. PLEASE TELL US THE FACTORS YOU CONSIDERED IN DETERMINING THAT THE ELEMENTS OF YOUR AGREEMENTS WITH ADM ARE INSEPARABLE UNDER EITF 00-21. PLEASE DISCLOSE THE SIGNIFICANT DELIVERABLES THAT YOU ARE REQUIRED TO COMPLETE UNDER THE AGREEMENTS.

     RESPONSE: The Company advises the staff that in determining that the elements of its agreements with ADM are inseparable, the Company considered paragraph 9 of EITF 00-21 which states:

     "In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

     a. The delivered item(s) has value to the customer on a standalone basis. That item has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customers ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

     b. There is objective and reliable evidence of the fair value of the undelivered item(s).

     c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probably and substantially in control of the vendor."

     EITF paragraph 10 states, "The arrangement consideration allocable to a delivered item that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered items within the arrangement. The appropriate recognition of revenue should then be determined for those combined deliverable as a single unit of accounting."

     The ADM Agreement requires multiple deliverables during the Technology Alliance and Option Agreement and the Commercial Alliance Agreement. These deliverables include:

     DELIVERABLES UNDER THE TECHNOLOGY ALLIANCE AND OPTION AGREEMENT

          -  License to use the Company's technology

          - Continuation of research and development (including certain Recovery Services)

     DELIVERABLES UNDER THE COMMERCIAL ALLIANCE AGREEMENT

          -  During the construction of the Commercial Manufacturing Facility:

             - Continuation of license to use the Company's technology and research and development

             -  Manufacturing of pilot product

             - Development of the commercial market for the PHA Natural Plastics on behalf of the JSC

             - Arrange for and finance the acquisition or construction of a facility in which it will formulate PHA materials or arrange for third parties to formulate the PHA Natural Plastics

          -  Upon the commencement of commercial sales:

             -  Continued license to use the Company's technology

             - Additional services to be performed on behalf of the JSC, including research and development, sales, marketing, technical service sales support, and product development, amongst others

             -  Formulation services

     The Company considered the guidance in EITF 00-21 discussed above when determining that the deliverables in the arrangement did not qualify as separate units of accounting. The initial license deliverables under the Technology Alliance and Option Agreement do not have standalone value since they do not have any value to ADM outside of the ongoing activities during the development and commercialization periods. Additionally, although deliverables under the Commercial Alliance Agreement may have stand-alone value, the Company determined that there is not sufficient objective and reliable evidence of the fair value of the undelivered elements, including the formulation services, sales and marketing activities and technical support, amongst others. Furthermore, at this stage of the arrangement, we consider many of these services to be substantive and highly specialized whereby we are in a unique position to provide these services to the JSC under the alliance and which also contributes to a current inability to determine fair value for these services.

     We have revised the disclosure in Footnote 3 in response to the comment.

41. YOUR POLICY WITH RESPECT TO UP-FRONT PAYMENTS IS TO DEFER THE PAYMENTS AND "RECOGNIZE [THEM] OVER THE PERIOD OF PERFORMANCE OF UNDELIVERED SERVICES OR AS UNDELIVERED ITEMS ARE DELIVERED." ON PAGE 37 YOU STATE THAT THE DEFERRED REVENUES RELATED TO PAYMENTS RECEIVED FROM ADM "WILL BE RECOGNIZED IN FUTURE PERIODS AFTER THE COMMENCEMENT OF PRODUCT COMMERCIALIZATION AND AS THE FINAL DELIVERABLES UNDER THE ARRANGEMENT ARE BEING COMPLETED." PLEASE REVISE YOUR DISCLOSURE ON PAGES 37 AND F-11 TO CLARIFY WHETHER YOU INTEND TO RECOGNIZE THE DEFERRED REVENUE RELATED TO ADM, INCLUDING MILESTONE PAYMENTS, ONLY ONCE ALL DELIVERABLES UNDER THE ARRANGEMENT ARE COMPLETED OR USING A TIME-BASED METHOD FOLLOWING THE COMMENCEMENT OF PRODUCT COMMERCIALIZATION.

     RESPONSE: The Company advises the Staff that the prospectus has been revised on pages 37 and F-17 in response to the Staff's comment.

     As discussed in the Company's response to comment 40, the arrangement with ADM includes multiple elements including an obligation for the Company to provide a number of services to the JSC in the commercial phase of the agreement, including formulation services and certain sales and marketing activities, amongst others. However, these elements cannot be separated for accounting purposes under the provisions of EITF 00-21.

     While there is no clear guidance as to how to account for situations where there are multiple "economic" deliverables but only one "accounting" deliverable, the Company concluded it is most appropriate to begin the recognition of the revenue as these services are being provided, as that is when there are no longer any future deliverables . We believe this is consistent with guidance provided informally by the Staff of the SEC in the past.

     Given the complexity of the arrangement, the exact form and timing of completion of the final deliverable(s) is not currently known, however, the Company believes many of the deliverables will have been provided at the time of the first commercial sale of the product. We do however, expect to continue to provide formulation services (a key step in the ultimate production of the PHA Natural Plastics) and certain other sales and marketing services for a period of time after first commercial sale and potentially for the duration of the Commercial Alliance agreement. Therefore, the Company believes that recognition of amounts previously deferred will commence at approximately the time of the first commercial sale of the product and will be recognized proportionately over the period that these final services are provided over the remaining term of the Commercial Alliance Agreement. In addition, we will continue to evaluate on an on-going basis whether fair value for the undelivered items can be determined in the future and adjust the timing of our revenue recognition accordingly.

42. YOU INDICATE THAT UNDER CERTAIN CONDITIONS YOU MAY BE REQUIRED TO REFUND A PORTION OF THE REIMBURSEMENTS RECEIVED FROM ADM UNDER THE TECHNOLOGY ALLIANCE AND OPTION AGREEMENT. PLEASE DISCLOSE THE CONDITIONS UNDER WHICH YOU WOULD BE REQUIRED TO REFUND REIMBURSEMENTS RECEIVED FROM ADM.

     RESPONSE: The Company advises the Staff that the prospectus has been revised in response to the Staff's comment such that the financial statements now include disclosure of the conditions under which the Company would be required to refund reimbursements received from ADM. The Company notes that if the Technology Alliance was terminated without ADM exercising its Option to enter into a commercial alliance, the Company would have been required to refund to ADM a portion of these reimbursements.

43. PLEASE FILE THE NOVEMBER 3, 2004 TECHNOLOGY ALLIANCE AND OPTION AGREEMENT AS AN EXHIBIT TO YOUR FORM S-1.

     RESPONSE: The Company advises the Staff that the Technology Alliance and Option Agreement is no longer in effect upon the Company and ADM Polymer Corp. entering into the Commercial Alliance Agreement and that all operative terms are contained in the Commercial Alliance Agreement. The Company also advises the Staff that the Technology Alliance and Option Agreement has been filed as an exhibit to Amendment No. 1 along with a separate request for confidential treatment thereof.

NOTE 6 - ACCRUED EXPENSES, PAGE F-21

44. IF TRUE, PLEASE CONFIRM THAT THERE ARE NO ITEMS INCLUDED IN OTHER ACCRUED EXPENSES IN EXCESS OF 5% OF TOTAL CURRENT LIABILITIES THAT REQUIRE DISCLOSURE IN ACCORDANCE WITH RULE 5.02 OF REGULATION S-X.

     RESPONSE: The Company confirms that there are no items included in other accrued expenses in excess of 5% of total current liabilities that require disclosure in accordance with Rule 5.02 of Regulation S-X for the years ended 12/31/04, 12/31/05, and the quarter ended 3/31/06.

NOTE 8 - RELATED PARTY TRANSACTIONS, PAGE F-22

45. PLEASE TELL US THE FACTORS THAT YOU CONSIDERED IN DETERMINING THAT YOUR INVESTMENT IN TEPHA, INC. BECAME IMPAIRED IN 2005. WE NOTE THAT YOU RECOGNIZED LICENSE AND ROYALTY REVENUES ON THIS INVESTMENT OF $112,800 IN 2003, $316,900 IN 2004 AND $139,900 IN 2005. PLEASE TELL US THE ASSUMPTIONS YOU USED TO DETERMINE THE FAIR VALUE OF YOUR INVESTMENT IN TEPHA, INC.

     RESPONSE: During 2003, the Company agreed to acquire 648,149 shares of Tepha, Inc. Series A Preferred Stock in exchange for a $700,000 license payment. The $1.08 price per share paid by the Company represented the fair-market value of the stock as of that date, as it was equal to the cash price per share paid by third-party investors. During 2004, Tepha sold additional shares at the same $1.08 per share price valuation used for the 2003 financing from existing and new investors in Tepha.

     Tepha's lead product was turned down for approval by the FDA, and the company had submitted an appeal with the FDA in 2006, but has not had a conclusive response. In early 2006 existing investors arranged for a bridge loan to finance the company until the end of 2006, in order for Tepha to seek additional FDA approvals for this product.

     While Tepha was able to obtain some bridge financing from its existing investors to remain operational during 2006, the bridge financing is senior to the equity of the company. Tepha is unable to raise equity capital at this time, and there is uncertainty about the company's ability to obtain additional, future equity-based financings. While Tepha is seeking to appeal FDA approval for its lead product and could get the product approved, significant uncertainty remains. Given these negative business developments at Tepha, which occurred primarily in the second half of 2005, and the level of uncertainty with respect to the recoverability of the Company's investment, the Company reassessed its investment in Tepha and determined the carrying value for the Tepha stock to be of nominal value at December 31, 2005.

NOTE 11- STOCK COMPENSATION PLANS, PAGE F-33

46. PLEASE PROVIDE US WITH AN ANALYSIS OF THE STOCK-BASED COMPENSATION THAT YOU GRANTED FROM JANUARY 1, 2005 THROUGH THE DATE OF YOUR RESPONSE LETTER. YOUR ANALYSIS SHOULD ALSO INCLUDE ANY OUTSTANDING INSTRUMENTS TO WHICH YOU ARE APPLYING VARIABLE ACCOUNTING. TELL

     US HOW YOU DETERMINED THE FAIR VALUE OF YOUR COMMON STOCK AT EACH RELEVANT DATE. TO THE EXTENT APPLICABLE, PLEASE RECONCILE THE FAIR VALUES YOU DETERMINED FOR YOUR COMMON STOCK TO CONTEMPORANEOUS EQUITY TRANSACTIONS AND THE ANTICIPATED IPO PRICE RANGE.

     RESPONSE: The Company has historically granted stock options at exercise prices equivalent to the fair value of the Company's common stock as determined by its board of directors, with input from management, as of the date of grant. Because there has been no public market for the Company's common stock, the board of directors determined the fair value of the Company's common stock by considering a number of objective and subjective factors, including its operating and financial performance and corporate milestones, the prices at which it sold shares of convertible preferred stock, the superior rights and preferences of securities senior to its common stock at the time of each grant and the risky and non-liquid nature of its common stock. The Company has not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, the Company believed its estimates of the fair value of the Company's common stock to be reasonable based on the foregoing factors.

     The Company retrospectively re-assessed the valuation of its common stock at December 31, 2005 using an independent third party valuation consulting firm. There was an immaterial difference of $0.06 between the original board determined fair value and the re-assessed valuation of the common stock related to the grants made during December 2005. Therefore, the Company has not made any retrospective adjustments to its accounting for stock options. In making this determination, the Company has reviewed the valuation methodologies outlined in the AICPA's
     PRACTICE AID VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES
     ISSUES AS COMPENSATION, which the Company refers to as the "Practice Aid", and the Company believes that the valuation methodologies it has employed are consistent with the Practice Aid.

     In 2006, determining the fair value of the Company's stock has required complex and subjective judgments. Updated third party valuations were obtained in June 2006 and July 2006. The Company's approach to valuation of the enterprise was based on a discounted future cash flow approach that uses the Company's estimates of revenue, driven by assumed market growth rates, and estimated costs as well as appropriate discount rates. As the Company reached multiple risk altering milestones during the first half of 2006, different discount rates were considered as the Company made the transition from a venture stage research enterprise to a growing company with a viable path to commercialization. The estimates used are consistent with the plans and estimates that the Company uses to manage the business. The enterprise value was then allocated to preferred and common shares using the option-pricing method, which involves making estimates of the anticipated timing of a potential liquidity event such as a sale of the Company or an initial public offering, and estimates of the volatility of the Company's equity securities. The anticipated timing is based on the plans of the Company's board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The Company estimated the volatility of its stock based on available information on volatility of stocks of comparable publicly traded companies in the industry. Had the Company used different estimates of volatility, the allocations between preferred and common shares would have been different.

     With respect to the December 31, 2005 valuation, the Company did not have the financial capacity to execute a successful commercial strategy without a partner to commit the spending required to achieve a successful commercial strategy. Even though there were ongoing discussions with ADM around exercising the Commercial Alliance Agreement and providing the financial support to build a commercial scale plant to produce material for commercial sales, there were significant doubts about whether ADM would proceed. In particular, ADM's management did not decide to bring the project to their board of directors until mid-January 2006. Lacking a significant commercialization partner such as ADM and the ratification and credibility to the Company's technology that accompanies such an alliance, along with the potential revenue and funding from such a relationship, as well as the loss of a significant potential equity investor in early January, there was significant uncertainty regarding the Company's ability to raise substantive levels of cash from new equity financing was limited. If ADM had failed to exercise the Commercial Alliance Agreement, the marketability of the Company's technology would have been impaired, and its ability to remain a going concern would have been jeopardized. The valuation reflected these risks in its assumptions of discount rates and volatility. The Company also had a limited supply of cash to fund ongoing operations. The high risk nature of the Company at that stage resulted in significantly more of the value of the Company being assigned to the preferred stock which has liquidation preferences, participation rights and conversion rights than to the common stock. As suggested in the Practice Aid, the Company employed a Black Scholes option pricing analysis in its determination of the value of common stock. In January of 2006, the Company raised additional capital utilizing preferred stock and the pricing of that issuance was in line with the valuation of preferred on 12/31/05. The 12/31/05 valuation analysis suggested an average preferred stock value of $5.47. On January 19th, preferred stock was issued at a per share price of $6.00, which is in line with the average preferred value since this issuance had participation rights and was therefore superior to several of the earlier preferred rounds included in the average that did not have such rights.

     In January 2006 and prior to the closing of the Company's January capital raising, the Company's other significant partner, BP, terminated the collaborative agreement they had with the Company on its next most advanced program in switchgrass. During the first quarter of 2006, ADM management declined to enter the Commercial Alliance pending satisfactory resolution of certain regulatory issues. In addition, ADM underwent a significant management change and a new uncertainty was introduced as it was unclear what changes in strategy, if any, their new CEO would pursue. ADM however did make a milestone payment in May, 2006, but did not commit to future investment or involvement pending resolution of the regulatory issues. These developments and the preferred shares issued in January were considered in the contemporaneous third party independent valuation done in June 2006. At that time, there continued to be a regulatory hurdle, but the successful financing round and the receipt of the milestone payment from

     ADM reflected positive developments in the Company's ongoing relationship with ADM and a continued interest in potentially signing the commercial agreement and a greater likelihood of an initial public offering some time in the future. While these developments reflected progress, the risk of regulatory issues and the failure to secure a signed partnership agreement meant that there remained significant risk that the commercialization strategy would not move forward or would be significantly delayed. Consequently, discount rates considered in the Company's valuation were reduced but remained above levels that would be appropriate for a company that is a candidate for an initial public offering.

     Another contemporaneous valuation by the independent third party was completed at the end of July 2006. In July, the Company and ADM signed the Commercial Alliance Agreement whereby ADM committed to build a plant to commercialize the technology. With a signed agreement, the likelihood of a public offering of the common stock also increased dramatically. Based on feedback from the Company's underwriters, a signed Commercial Alliance Agreement with ADM was a gating item to their support of an initial public offering. These changes in the risk of the Company were incorporated into the valuation analysis. Like the December and the June valuation, the July analysis was based on an option analysis consistent with the Company's earlier valuations in which more of the value of the Company was assigned to the preferred stock, which has liquidation preferences and participation rights, than to the common stock. While the prospects for an IPO had increased with ADM's execution of the Commercial Alliance Agreement, equity market conditions were weak at that time, which raised uncertainties around completing a successful IPO and the pricing at which such an offering might be completed.

     The Company will supplementally provide the Staff with a table that summarizes the changes in value as the Company went from a technology phase and the events to achieving a key partnership with ADM to develop the product commercially and provide the Company with a future path towards commercial viability. The ADM alliance, and in particular entering into the commercial stages of this relationship with the signing of the Commercial Alliance Agreement in July, drove a significant increase in value as the likelihood of a viable commercialization increased significantly. The table supplementally provided lists the Company's option grant activity from 2005 through July, 2006 and includes the assessed fair value and the milestones considered that impacted the Company's assessment of fair value of its common stock.

     The independent valuation on the July 28, 2006 pricing reflects the continued uncertainty that a successful IPO will take place and that the underwriter's pricing range of $9.80 to $11.44 will be realized and in case a successful IPO is not completed, new funding can be raised under the valuation represented by the underwriters current expectation. The assessed fair value was determined by the board of directors of the Company and the compensation committee thereof after evaluation of all relevant information including independent valuations procured by third parties.

If you require additional information, please telephone either John M. Mutkoski at (617) 570-1073 or the undersigned at (617) 570-1393.


Sincerely,


/s/ Robert E. Puopolo
----------------------------
Robert E. Puopolo

cc:  James J. Barber
     Thomas G. Auchincloss, Jr.
     Aninda Katragadda
     John M. Mutkoski, Esq.
     Christopher J. Denn, Esq.